UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 21, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON DECEMBER 20, 2018

1.                                     Date, Time and Place: Held on December 20, 2018, at 10:00 a.m., at Street Fidêncio Ramos, no. 302, 4th floor, Torre B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: Members of the Board of Directors of Fibria Celulose S.A. (“Company”) were duly called pursuant to item 6 of the Internal Rules of the Board of Directors.

3.              Attendance: The majority of the members of the Board of Directors in attendance: Mrs. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Cesar Augusto Chaves Mendonça, Ernesto Lozardo, João Carvalho de Miranda (Vice Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt and Raul Calfat.  The absence of Mr. Marcos Barbosa Pinto was justified.

4.                                     Presiding:                                    Mr. José Luciano Duarte Penido — Chairman of the Board of Directors.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

5.                                     Agenda: The members of the Company’s Board of Directors were present to the meeting to decide on: (i) the destitution of members of the Company’s Statutory Board of Officers; (ii) the destitution termination of the Board of Directors’ Advisory Committees; and (iii) the destitution of the members of the Statutory Audit Committee.

6.                                     Resolutions: After discussion and analysis of the matters included on the Agenda, the Board Members present decided to:

6.1                              To approve, by unanimous vote, without reservation and/or qualification, the removal of the following members of the Company’s Statutory Board of Officers, Mrs. Marcelo Strufaldi Castelli and Guilherme Perboyre Cavalcanti with effect on January 14, 2019, inclusive. The Company confers to such members the general and unrestricted discharge, and will not present a claim against them about the terms of office they have fulfilled in the Company as members of the Board of Officers.

6.2                                       To approve, by unanimous vote, without reservations and/or qualification, the destitution of all members and the termination of all Board of Directors’ Advisory Committees, namely, the Finance Committee, the Sustainability Committee, the People and Remuneration Committee and the Innovation Committee, with effect on January 14, 2019, inclusive.

6.3                                       To approve, by unanimous vote, without reservations and/or qualification, the destitution of all members of the Statutory Audit Committee, Mrs. Marcos Barbosa Pinto, Vera Lucia de Almeida Pereira Elias, Julio Sergio de Souza Cardoso and Sergio Citeroni with effects on January 14, 2019, inclusive.

The members of the Board of Directors have acknowledged and thanked Mr. Marcelo Strufaldi Castelli Fibria’s Chief Executive Officer since 2011, and Mr. Guilherme Perboyre Cavalcanti, Chief Financial and Investor Relations Officer of Fibria since 2012, for the exemplary work done, contributing significantly to the consolidation of Fibria as a global reference in the production of eucalyptus pulp, overcoming significant difficulties in the financial, social and environmental fields, driving the Company’s activities with ethics and transparency, ensuring compliance with high corporate governance practices.

The members of the Board of Directors also registered the recognition and appreciation to the members of the advisory committees of the Board and to the members of the Statutory Audit Committee for their important and fundamental work in advising this Board.

7.              Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by the members of the Board in attendance. Presiding Board: Mr. José Luciano Duarte Penido (Chairman) and Mrs. Claudia Elisete Rockenbach Leal (Secretary). Attendance: Mrs. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Cesar Augusto Chaves Mendonça, Ernesto Lozardo, João Carvalho de Miranda (Vice Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt and Raul Calfat

São Paulo, December 20, 2018.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman of the Board of Directors	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO